Exhibit 99.1

SU Group Secures Exclusive Distribution Rights for Portable X-Ray System in Hong Kong and Macau

Second International Distribution Deal of 2026 Gives SU Group a Foothold in the Critical Industrial Inspection Market

HONG KONG, September 15, 2026 – SU Group Holdings Limited (Nasdaq: SUGP) (“SU Group” or the “Company”), an integrated security-related engineering services company in Hong Kong, today announced the award of an exclusive distributorship of TRACELINE™ PX3 Portable X-Ray System (“PX3”) by HDX.

SU Group is now the sole authorized distributor of HDX's flagship portable X-ray system in Hong Kong and Macau, marking SU Group’s second international distribution agreement this year, following its June partnership with Germany's GEZE. The TRACELINE PX3 is built for Explosive Ordnance Disposal (EOD), Technical Surveillance Counter-Measures (TSCM), fire investigation, and industrial Non-Destructive Testing (NDT), all mission-critical fields where reliability commands a premium.

Unlike traditional X-ray systems, which tend to be bulky, power-hungry, and reliant on continuous radiation sources, the TRACELINE PX3 was purpose-built for the mobility and precision that modern inspection work demands. More information on the system is available here: TRACELINE PX3 Portable X-Ray System.

TRACELINE PX3-S is a complete, field-ready inspection kit that combines digital radiography (DR) imaging, a low-dose pulsed X-ray source, and advanced digital image processing in a single lightweight unit. Key advantages include:

  Flash Imaging Speed. A pulsed X-ray source firing microsecond bursts captures sharp, high-energy images in an instant, even in dynamic conditions.
  Built to Take a Hit. A compact, IP54-rated design withstands harsh operating environments without sacrificing portability or performance.
  Safe by Design. Pulsed X-ray technology cuts radiation exposure by more than 70% compared with continuous-source systems, while also reducing power draw.

Dave Chan, Chairman and CEO of SU Group, commented, “This agreement further strengthens our comprehensive solutions portfolio with a dedicated platform to compete in industrial markets. TRACELINE PX3 is exactly the kind of technology our security and engineering customers have been asking for: fast, safe, low power and field-ready. More importantly, it gives us a credible entry into industrial inspection, a market with its own attractive growth trajectory and margin profile. We intend to move quickly to convert this meaningful opportunity into value for shareholders.”

About SU Group Holdings Limited

SU Group (Nasdaq: SUGP) is an integrated security-related services company that primarily provides security-related engineering services, security guarding and screening services, and related vocational training services in Hong Kong. Through its subsidiaries, SU Group has been providing turnkey services to the existing infrastructure or planned development of its customers through the design, supply, installation, and maintenance of security systems for over two decades. The security systems that SU Group provides services include threat detection systems, traffic and pedestrian control systems, and extra-low voltage systems in private and public sectors, including commercial properties, public facilities, and residential properties in Hong Kong. For more information visit www.sugroup.com.hk.

Forward-Looking Statements

The Company makes forward-looking statements in this report within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties, including the closing of the offering, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These statements may be preceded by, followed by or include the words "may," "might," "will," "will likely result," "should," "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "continue," "target" or similar expressions. These forward-looking statements are based on information available to the Company as of the date of this report and involve substantial risks and uncertainties. Actual results may vary materially from those expressed or implied by the forward-looking statements herein due to a variety of factors, and other risks and uncertainties set forth in our reports filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update forward-looking statements as a result of new information, future events or developments or otherwise.

Contact:

Global IR Partners

David Pasquale

Phone: +1 914-337-8801

Email: SUGP@globalirpartners.com